Mail Stop 3-8

      							 April 7, 2005




By Facsimile and U.S. Mail

Mr. Larry A. Liebenow
President and Chief Executive Officer
Quaker Fabric Corporation
941 Grinnell Street
Fall River, Massachusetts  02721

      Re:    Quaker Fabric Corporation
                Form 10-K for the year ended January 1, 2005
                File No.  1-7023

Dear Mr. Liebenow:

      We have completed a review of the above referenced filings. Our review was limited to your financial statements and management`s discussion and analysis of financial condition and results of operations. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.


FORM 10-K FOR THE YEAR ENDED JANUARY 1, 2005


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 20

Results of Operations

Fiscal 2004 Compared to Fiscal 2003, page 26

Net Sales

1. You disclose several business reasons why both foreign and domestic net sales decreased 11% during fiscal 2004. In future filings, please disclose if you expect the current trends of lower net sales in domestic and foreign markets to continue in future periods. Refer to Item 303(a)(3) of Regulation S-K.

Gross Margin

2. You disclose several reasons why your gross margin percentage for fiscal 2004 decreased to 18.3%, but you do not quantify the impact of any of these reasons. In future filings, please also quantify the extent to which each business reason you disclose contributed to the overall change in gross margin and indicate if you expect these trends to continue in future periods. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

Contractual Obligations, page 31

3. Your tabular disclosure of contractual obligations and commitments on page 31 include an outstanding debt balance that excludes interest payments. Because the table is aimed at increasing the transparency of cash flow, we believe interest payments are contractual obligations. Please tell us and revise your disclosures in future filings to include the amount of scheduled payments for interest you expect on all outstanding debt for all periods presented as required by Item 303(a)(5)(ii)(A) of Regulation S-K.

4. Supplementally please tell us why your tabular disclosures of contractual obligations exclude purchase obligations for materials from suppliers and items included in the other long-term liabilities line item as required by Item 303(a)(5) of Regulation S-K. Please note that purchase obligations and other long-term liabilities reflected on your consolidated balance sheet under GAAP are among the items required to be included in the tabular disclosure of the cash obligations and commitments.

5. In future filings, please disclose the information relating to your off-balance sheet arrangements in the manner required by Item 303(a)(4) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

General

6. Please tell us and disclose in future filings the types of amounts you include in the cost of products sold and the selling, general and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. If you currently exclude a portion of these costs from cost of products sold, please disclose:

* in a footnote the line items that these costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others may exclude a portion of them from gross margin, including them instead in line items such as selling, general and administrative expenses.

7. You disclose that you sell upholstery fabrics to over 3,000 furniture manufacturers in a highly competitive environment. Supplementally please tell us if you offer any incentive arrangements whereby payments are made or credits are offered to your customers.
For example, if you pay slotting fees, engage in cooperative advertising programs, have buy-down programs, or make other payments or provide other promotions to resellers, please disclose in future filings your accounting policy for each of these types of arrangements, including what line item in the statement of operations line item you classify each type of arrangement. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements of EITF 01-9. If any significant estimates are made as a result of these arrangements, please also discuss them in MD&A.

(g)  Property, Plant and Equipment, page 39

8. Supplementally please tell us and disclose in future filings the method you use to determine the useful life of leasehold improvements.

(i)  Goodwill, page 40

9. In future filings, please disclose the date you perform your annual test for impairment of your goodwill and indefinite-lived intangible assets each year.

Note 3 - Property, Plant and Equipment, page 44

10. You disclose that during the fourth quarter of fiscal 2004 you temporarily idled certain machinery and equipment due to reduced sales volumes. Supplementally please explain to us the assumptions used to develop your cash flow estimates which support your basis of recording no impairment on these assets. See SFAS 144.

Note 5.  Debt, pages 45-46

11. We note QFR`s ability to pay dividends to you is restricted under your credit and note agreements. Please tell us if the restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets as of the end of your most recently completed year. If so, please describe the restrictions on the ability of QFR and your consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose the amounts of such restricted net assets as of the date of the most recent balance sheet provided. See Rule 4-08(e)(3) of Regulation S-X. Please also discuss the effects of such restrictions on your liquidity in Management`s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

General

		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

		Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter.
Your
supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-
T.

		If you have any questions regarding our comments, please direct them to either Milwood Hobbs at (202) 942-2846 or Donna Di
Silvio at (202) 942-1852, or in their absence, to the undersigned at
(202) 942-2823. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							Michael Moran
							Accounting Branch Chief

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Mr. Larry A.  Liebenow
Quaker Fabric Corporation
April 7, 2005
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